February 13, 2009

Securities and Exchange Commission
Division of Finance
Angela Crane
Accounting Branch Chief
Washington, DC

Dear Ms. Crane:

Mammatech Corporation acknowledges and addresses the comments made in your letter dated January 30, 2009 regarding form 10KSB for the year ending August 31, 2008, filed December 15, 2008 and form 10-Q for the quarterly period ended November 30, 2008.

Attached are the proposed amendments, disclosures, and responses to your comments for the August 31, 2008 10KSB and the November 30, 2008 10-Q.

Submitted,
Mary B. Sellers
Chief Financial Officer
Mammatech Corporation
930 NW 8th Avenue
Gainesville, Florida 32601
352.375.0607
352.375.6111 (fax)
sellers@mammacare.com
---------------------


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Responses to Letter dated January 30, 2009 Mammatech Corporation Form 10-KSB for the year ended August 31, 2008\ Filed December 15, 2009 File No. 000-11050

February  13, 2009

Comparison of Fiscal Year Ended August 31, 2007 and 2008, page 8
----------------------------------------------------------------

1. Quantify the amounts that were reallocated for each period presented, specifically the impact of cost of sales, gross profit and selling, general and administrative expenses.

         In fiscal years ending 2007 and 2008 respectively $37,791 and $57,562 were reclassified from selling, general, and administrative cost to cost of sales, resulting in a 33.0% increase in cost of sales for fiscal year ending 2007 and an increase of 49.7% in fiscal year ending 2008. These reallocations resulted in a gross profit of $256,143 in fiscal year ending 2007 and $273,575 in fiscal year ending 2008, or a 6.8% increase in gross profit in fiscal year ending 2007 and decrease in gross profit of 71.0% decrease in fiscal year ending 2008.

         The reclassification of these funds from selling, general and administrative expenses to cost of sales resulted in a decrease of selling general & administrative of 8.8% and 13.5% in 2007 and 2008, respectively.

         The net results to Loss from operations remained the same for fiscal year ending 2007 and the same for fiscal year ending 2008.

Explain if the amounts were reallocated for all periods presented. If not, explain what periods the costs were reallocated and why only these periods.

         In the amended 10K the amounts were reclassified for the prior year. The amounts will be reclassified in each prior year as presented in each 10-Q going forward.

Clarify whether you have restated prior periods. If not, please provide you SAB 99 analysis. We refer you to the guidance in SAB 108 and SFAS 154, as appropriate.

         We have reclassified prior periods, fiscal year 2007 and first quarter ending November 30, 2008.


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Item 8A, Controls and Procedures, page 22
-----------------------------------------

2. It does not appear that your management has performed its assessment of internal control over financial reporting as of August 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If you management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

         Management has performed an assessment and evaluation of its internal controls and will include it in the amended 10K to be filed in the next 30 days.

Below is the format that Management will be using in the 2008 amended 10K:


                              MAMMATECH CORPORATION
             MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL
                                    REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

The Securities Exchange Act of 1934 defines internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     o Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets;

     o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

     o Provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.


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Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

         Based on its assessment, management concluded that we maintained effective internal control over financial reporting as of August 31, 2008.

3. In this regard, please tell us your consideration whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

         Managements did report on internal controls in the annual report in Item A, page 19 of the August 2008 10K. Managements failed to report using the proper format regarding our assessment of Internal Controls as prescribed by the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has restated in its 2008 Annual report the correct disclosures. This restatement does not in any way effect our conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of fiscal year 2008.


Note 1, Summary of Significant Accounting Policies, page 14
-----------------------------------------------------------

Research and Development, page 16
---------------------------------

4. Revise future filings to disclose the total research and development cost charged to expense in each period for which an income statement is presented. Refer to SFAS 2, paragraph 13 for guidance.

         Management will revise future filings to reflect the total research and development cost charged to expense in each period for which an income statement is presented.


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Form 10-Q for the quarterly period ended November 30, 2008
----------------------------------------------------------

Note 1, Basis of Presentation, page 4
-------------------------------------

5. We note you disclosure that the accompanying unaudited financial statements were prepared using "Item 310(b) of Regulation S-B." Note that Article 8 of Regulation S-X replaced Item 310 of Regulation S-B. Revise future filings to clarify.

         Future filings of unaudited financial statements will be prepared using
         Article 8 of Regulation S-X replacing "Item 310 (b) of Regulation S-B".




Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 5
----------------------------------------------------------------

Comparison of Three Months Ended November 30, 2008 and 2007, page 7
-------------------------------------------------------------------

6. We note that the increase in operating loss for the current period was due in part to a royalty payment made to the University of West Virginia. We also note on page 6 of your Form 10-KSB that the MammaCare System is "subject to royalties payable to four of the co-inventors over the life of the patent." Tell us and revise future filings to disclose the terms of these and any other material royalty agreements. Refer to SFAS 5 for guidance.

     1. The agreement calls for annual reporting of net sales of the palpation device to the University of West Virginia.

     2. The original MammaCare patent was issued in 1977. The royalties to the four co-inventors of the MammaCare System ended when the original patent expired in 1993. Future filings will be revised to disclose the terms of these and any other material royalty agreements.


In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

1. The company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and


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3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In connection with the above comments, Mammatech Corporation (the Company) understands it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company understands that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings. The Company will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.